UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 25, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 15 dated September 25, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 25, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 15, 2003
September 25, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

WORK PROGRAM RESUMES AT ELIZABETH GOLD PROJECT

J-Pacific Gold Inc. is pleased to announce the continuation of the Phase 2 exploration work program at the Elizabeth Gold Project in the Lillooet Mining District of British Columbia. Activities were temporarily suspended due to the extreme fire hazard in southern British Columbia this summer, and are currently scheduled for completion in early October.

To complete the Phase 2 exploration work program, activities will include trenching and sampling of the newly discovered mineralization in the Southwest Vein Zone and in the West Vein above the upper adit. The follow up of geochemical anomalies in the Southwest Vein Zone and listwanite areas and the expanded sampling of the No. 9 Vein geochemical grid will take place. New road construction will provide access beyond the No. 9 Vein area and to drill pads locations, as well as providing prospecting and sampling opportunities along the road cuts. J-Pacific will be releasing the results of the Phase 2 program following the completion of this work.

The Elizabeth Gold Project, consisting of 4,450 hectares (10,995 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south southwest of the permitted mill at the J-Pacific-Jipangu Inc. owned Blackdome Gold Mine, and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.